Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

April 24, 2018

U.S. Securities and Exchange Commission
Office of Transportation and Leisure
100 F Street N.E.
Washington, DC 20549
Attn: Laura Nicholson, Esq., Special Counsel

Re:	Castor Maritime Inc. Registration Statement on Form F-4 Filed April 11, 2018 File No. 333-224242
Dear Ms. Nicholson:
This letter sets forth the response of Castor Maritime Inc. (the "Company" or "Castor Maritime") to the comment letter dated April 24, 2018 (the "Comment Letter") of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") with respect to the Company's registration statement on Form F-4 (SEC File No. 333-224242) (the "Registration Statement") filed on April 11, 2018 via EDGAR. The Company has today filed via EDGAR this letter together with its amended registration statement on Form F-4 (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter.
Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.
General
1.
We note that you have revised your disclosure to indicate that you will apply to "list" your common shares on the "over-the-counter market" operated by OTC Markets Group, Inc., and that you intend to have the listing take effect simultaneously with the expiration of the Exchange Offer. Please revise to disclose the relevant tier for which you intend to seek quotation. If you intend to see quotation on OTC Pink, please tailor your risk factor disclosure to reflect any related risks that are material. In addition, because shares are not "listed" on the OTC markets, please make clear, if true, that you will apply for quotation, and update the disclosure throughout your filing that references your proposed "listing."

Securities and Exchange Commission
April 24, 2018

In response to the Staff's comment, the Company has included in its disclosure reference to the OTC PINK Sheets, on which it is seeking quotation. The Company has tailored its risk factors to material risks related to quotation on the OTC PINK Sheets and has made it clear its common shares will be quoted rather than listed thereon.
Exhibit 5.1
2.
We note your reference in your fee table to preferred stock purchase rights associated with your common stock. Please obtain and file a legal opinion that addresses the legality of the rights. For guidance, refer to Question 116.16 of the Securities Act Forms Compliance and Disclosure Interpretations and Sections II.B.1.f-g of Staff Legal Bulletin No. 19.

In response to the Staff's comment, the Company has obtained a legal opinion from Seward & Kissel LLP which adresses the legality of the preferred share purchase rights associated with the Company's common stock under New York law.
***
If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223, Robert Lustrin, Esq. at (212) 574-1420 or Evan Preponis, Esq. at (212) 574-1438.
Very truly yours, SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe, Esq.
Gary J. Wolfe, Esq.

cc:	Aamira Chaudhry, Esq. Melissa Raminpour, Esq. John Dana Brown, Esq.